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                                                               EXHIBIT 99(a)(17)



    Viasoft, Inc. and Compuware Agree to Terminate the Agreement And Plan of
                                     Merger


FARMINGTON HILLS, Mich., Jan. 18 -- Compuware Corporation (Nasdaq: CPWR) announced today that Compuware and Viasoft, Inc. (Viasoft) have agreed to terminate the Agreement and Plan of Merger, dated July 14, 1999, as amended.

The parties have terminated the Agreement due to uncertainty associated with the civil action filed by the U.S. Department of Justice on Friday, October 29, 1999 to enjoin Compuware's planned acquisition of Viasoft, as well as the substantial costs associated with the litigation. Accordingly, the parties determined that it was in the best interests of both companies to terminate the Agreement, effective today.

Shares of Viasoft common stock tendered during the Offer Period will be returned promptly to Viasoft shareholders.

Compuware Corporation

Compuware productivity solutions help 14,000 of the world's largest corporations more efficiently maintain and enhance their most critical business applications. Providing immediate and measurable return on information technology investments, Compuware products and services improve quality, lower costs and increase the speed at which systems can be developed, implemented and supported. Compuware employs approximately 15,000 information technology professionals worldwide. With trailing 12-month revenues of more than $1.9 billion, Compuware is a world leader in the practical implementation of enterprise and e-commerce solutions. For more information about Compuware, please contact the corporate offices at 800-521-9353. You may also visit Compuware on the World Wide Web at www.compuware.com.

Viasoft, Inc.

Headquartered in Phoenix, Ariz., Viasoft provides sales and professional services through regional offices in the United States, Canada, Australia, Europe and a growing network of international subsidiaries, distributors and resellers. For more information on Viasoft's services and technologies, please visit the company's World Wide Web site at www.viasoft.com.

/CONTACT: Press, Christopher M.F. Norris, Director, Corporate Communications of Compuware Corporation, 248-737-7506; or Steven D. Whiteman, President and Chief Executive Officer of Viasoft, Inc., 602-952-0050/